Exhibit 28.1
------------

                          Letterhead of Jostens, Inc.

FOR IMMEDIATE RELEASE
RELEASE #5578-1096

               JOSTENS BOARD DECLARES 22-CENT QUARTERLY DIVIDEND,
                         AUTHORIZES FISCAL YEAR CHANGE

                       SHAREHOLDERS ELECT FOUR DIRECTORS

     MINNEAPOLIS, Oct. 25, 1996 -- Jostens Inc. (NYSE: JOS) said its board of directors has declared a quarterly cash dividend of 22 cents per common share payable Dec. 1 to shareholders of record at the close of business Nov. 15. The company has about 38.7 million shares outstanding.

     The board also authorized a change in the company's fiscal year from a June 30 year-end to a calendar year-end effective Jan. 1, 1997, provided all regulatory approvals are obtained. The company said the change would enable it to better plan and manage its businesses.

     Thursday, Jostens shareholders elected four people to terms on the board of directors. Robert P. Jensen, chairman of the board, was elected to a one-year term. Elected to three-year terms were Lilyan H. Affinito, past vice chairman of the Maxxam Group Inc.; Kendrick B. Melrose, chairman and CEO of The Toro Company; and Richard A. Zona, vice chairman-finance of First Bank System Inc.

     Minneapolis-based Jostens is a leading provider of products and services that help people recognize achievement and affiliation throughout their lives. The company, whose products include yearbooks, class rings, graduation products, school photography and business service and achievement awards, had fiscal 1996 sales of $695 million.
                                     -end-